COGENT COMMUNICATIONS GROUP, INC.
1015 31st Street, N.W.
Washington, D.C. 20007

January 14, 2003

Barbara C. Jacobs
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Withdrawal of the Registration Statement of Cogent Communications Group, Inc. (the "Company") on Form S-1, File Number (333-81718) (the "Registration Statement").

Dear Ms. Jacobs:

        Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having the power of attorney under the Registration Statement hereby requests the withdrawal of the Registration Statement and all amendments and exhibits thereto, from the Commission's consideration. The Registration Statement relates to shares of the Company's common stock (a) issuable upon the conversion of certain convertible notes (the "Notes") issued by the Company's subsidiary, Allied Riser Communications Corporation ("Allied Riser"), (b) issuable as payment-in-kind of the interest on the Notes, and (c) held by four stockholders of the Company. The Registration Statement was principally filed in order to comply with the requirements of a registration rights agreement entered into by Allied Riser in connection with the issuance of the Notes. That registration rights agreement no longer requires that the Registration Statement remain effective. Therefore, the Company has decided withdraw the Registration Statement. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors. No securities were sold under the Registration Statement.

COGENT COMMUNICATIONS GROUP, INC.

By:	/s/ DAVID SCHAEFFER
Name:	David Schaeffer
Title:	Chief Executive Officer